UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*
_______________________

Shanda Games Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

81941U105**
(CUSIP Number)

Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda SDG Investment Limited
8 Stevens Road
Singapore 257819
(65) 6361 0060
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Unit 1001, 10/F Henley Building
5 Queen’s Road Central
Hong Kong
(852) 3972-4955
______________________

November 25, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105
1.	Names of Reporting Persons. Premium Lead Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 81941U105
1.	Names of Reporting Persons. Shanda Interactive Entertainment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 81941U105
1.	Names of Reporting Persons. Shanda SDG Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions)
CO

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on January 30, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on February 19, 2014, the Amendment No. 2 filed under Schedule 13D/A on April 21, 2014, the Amendment No. 3 filed under Schedule 13D/A on April 28, 2014, the Amendment No. 4 filed under Schedule 13D/A on May 19, 2014, the Amendment No. 5 filed under Schedule 13D/A on September 3, 2014, the Amendment No. 6 filed under Schedule 13D/A on September 24, 2014 and the Amendment No. 7 filed under Schedule 13D/A on October 28, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Company”).  Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.  Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive and  Primavera Capital (Cayman) Fund I L.P. (“Primavera”, together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Company to any third party. SDG may consider selling additional shares of the Company to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated.  The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

On January 27, 2014, SDG and  Primavera entered into a share purchase agreement (the “PV Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Primavera agreed to purchase, 28,959,276 Class A Ordinary Shares (the “PV Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “PV Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PV Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the PV Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PV Purchase Price, Primavera shall pay SDG the shortfall between the PV Purchase Price and the Going-private Price with respect to all PV Purchase Shares.  Pursuant to the PV Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PV Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the PV Purchase Shares at a per share price equal to the PV Purchase Price. The purchase and sale of the PV Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Perfect World agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is part of the buyer consortium and the Going-private Price is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, Perfect World shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the PW Purchase Shares at a per share price equal to the PW Purchase Price. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include Perfect World.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 25, 2014 shall include FV Investment.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after May 19, 2014 shall include Carlyle.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited, a company limited by shares incorporated and existing under the laws of Hong Kong  (“Orient Finance”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient Finance agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Orient Purchase Shares where Orient Finance is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Orient Purchase Shares where Orient Finance is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all Orient Purchase Shares.  Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price.  The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient Finance.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Haitong Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Haitong Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Haitong Purchase Shares where Haitong is part of the buyer consortium and the Going-private Price is higher than the Haitong Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Haitong Purchase Shares where Haitong is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Haitong Purchase Price, Haitong shall pay SDG the shortfall between the Haitong Purchase Price and the Going-private Price with respect to all Haitong Purchase Shares.  Pursuant to the Haitong Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Haitong Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Haitong Purchase Shares at a per share price equal to the Haitong Purchase Price.  The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement, Primavera, Perfect World and Haitong entered into a share purchase agreement, pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively.  The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014.  In connection with that transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the PV Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Ningxia Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Ningxia Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Ningxia Purchase Shares where Ningxia is part of the buyer consortium and the Going-private Price is higher than the Ningxia Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Ningxia Purchase Shares where Ningxia is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Ningxia Purchase Price, Ningxia shall pay SDG the shortfall between the Ningxia Purchase Price and the Going-private Price with respect to all Ningxia Purchase Shares.  Pursuant to the Ningxia Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Ningxia Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Ningxia Purchase Shares at a per share price equal to the Ningxia Purchase Price.  The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

On October 27, 2014, the exclusivity period under the Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake the Transaction; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Consortium Agreement, the Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Consortium Agreement, the Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Zhongrong Shengda”), and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing have been transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Company.

Shanda Interactive does not intend to remain a member of the Consortium following the Closing.

Description of the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence

Agreement, the Carlyle Adherence Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Consent and Release, the Exclusivity and Release Letter, and the SDG Class B Share Purchase Agreement in this Schedule 13D/A are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Consent and Release, the Exclusivity and Release Letter, and the SDG Class B Share Purchase Agreement, copies of which are filed as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17, 7.18 and 7.19 hereto and incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) As a result of the transactions disclosed herein, the Reporting Persons no longer own any securities of the Company or have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Company, and therefore their obligation to file further amendments to this Statement has terminated.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Class A Ordinary Shares of the Company during the past 60 days.

(e) On November 25, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Ordinary Shares of the Company as a result of the consummation of the transaction under the SDG Class B Share Purchase Agreement.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit 7.19:	SDG Class B Share Purchase Agreement dated November 25, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 26, 2014

Premium Lead Company Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda SDG Investment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director